CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

Credit Suisse AG Announces Its Intent To Delist And Suspend Further Issuances Of Its DWTI And UWTI ETNs

New York, November 16, 2016 Credit Suisse AG announced today its intention to delist and suspend further issuances of the following Exchange Traded Notes (the “ETNs”):

ETN	Ticker	CUSIP
VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	DWTI	22542D548
VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	UWTI	22539T316

As part of its continuing effort to monitor and manage its suite of exchange traded notes, Credit Suisse AG has decided to delist the foregoing ETNs with a view to better aligning its product suite with its broader strategic growth plans. Accordingly, Credit Suisse AG anticipates that the ETNs will continue to trade on NYSE Arca up to and including December 8, 2016 and that effective December 9, 2016, the ETNs will no longer be listed for trading on any national securities exchange. In addition, Credit Suisse AG will suspend further issuances of these ETNs effective December 9, 2016.

Following their delisting, the ETNs will remain outstanding, though they will no longer trade on any national securities exchange. The ETNs may trade, if at all, on an over-the-counter basis. Although it is not currently accelerating the ETNs at its option, Credit Suisse AG continues to have the right to do so, as described in the pricing supplement for the ETNs (the “Pricing Supplement”), and may choose to accelerate the ETNs at its option in the future, either together on the same date or each on a separate date, including shortly after the delisting. Subject to the minimum redemption amount and other conditions, investors can continue to exercise their early redemption right with respect to the ETNs prior to, and following, the ETNs’ delisting, pursuant to the terms of the ETNs as described in the Pricing Supplement. If investors wish to exercise their early redemption right, they and their broker must follow the procedures set forth in the Pricing Supplement, which can be accessed on the Securities and Exchange Commission website at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316017628/dp70004_424b2-a32.htm

Only the VelocitySharesTM 3x Inverse Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032 (NYSE Arca: DWTI) and the VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032 (NYSE Arca: UWTI) are affected by this announcement.

As disclosed in the Risk Factors section of the Pricing Supplement, the market value of the ETNs may be influenced by, among other things, the levels of actual and expected supply and demand for the ETNs in the secondary market. It is possible that this announcement and the delisting and suspension of further issuances of the ETNs, as described above, may influence the market value of the ETNs. For example, delisting the ETNs will remove the primary source of liquidity for the ETNs and investors may not be able to sell their ETNs in the secondary market at all. In addition, suspending further issuances of the ETNs may further adversely affect liquidity for any secondary market that may develop following a delisting. Credit Suisse AG cannot predict with certainty what impact, if any, these events will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses. An investor that pays a premium for the ETNs, for example, may suffer significant losses if the investor is unable to sell the ETNs in the secondary market, if the investor sells at a time when the premium has declined or is no longer present or if Credit Suisse AG accelerates the ETNs at its option. Even if investors do not pay a premium over the indicative value of the ETNs, investors could still suffer substantial losses because of the illiquidity associated in the secondary market. For instance, investors may not be able to sell the ETNs readily and may suffer substantial losses and/or sell the ETNs at prices substantially less than their intraday indicative value or closing indicative value, including being unable to sell them at all or only sell them for a price of zero in the secondary market.

In addition, as described above, Credit Suisse AG continues to have the right to accelerate the ETNs at its option in the future, either together on the same date or each on a separate date, including shortly after the delisting. If Credit Suisse AG accelerates the ETNs at its option, investors will receive the applicable accelerated redemption amount, which will be an amount equal to the arithmetic average of the closing indicative values (which will not include any premium) of the applicable ETN during the accelerated valuation period. Any investors who paid more for their ETNs (including any premium to closing indicative value) than the amount they receive upon an acceleration will suffer a loss on their investment, which could be significant. In addition, investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the ETNs and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs.

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,690 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

# # #

This document was produced by, and the opinions expressed are those of, Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

3